

July 2, 2012

Via E-Mail

James R. Cummins, Esq.
Waite, Schneider, Bayless & Chesley Co. L.P.A.
1513 Fourth & Vine Tower
1 West Fourth Street
Cincinnati, OH 45202

> **Re: Signature Group Holdings, Inc.**
> **Definitive Additional Soliciting Materials filed by James A.**
>   **McIntyre**
> **Filed June 28, 2012**
> **File No. 001-08007**

Dear Mr. Cummins:

We have reviewed your filing and have the following comments.

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following statements:

- Your disclosure that the current "financial course …clearly is not working."
- Your disclosure that that current board is executing a "strategy that will fail to fully utilize the Company's principal asset-its more than $800 million in Net Operating Losses…"
- Your disclosure that the NOLs "have started to expire under U.S. and California law." In this respect, we note that the company has disclosed that the NOLs will not expire until 2017 at the earliest.
- Your disclosure that under current management's plan, the NOLs "appear[] to be an afterthought."
- Your disclosure that "Small transactions potentially reduce transparency by obscuring, in consolidation, financial reporting and management accountability with multiple subsidiary levels."

2.   With respect to your plan to "Target a Limited Number of Significant Transactions…," please tell us, with a view toward revised disclosure whether

James R. Cummins, Esq.
Waite, Schneider, Bayless & Chesley Co. L.P.A.
July 2, 2012
Page 2

you have identified any specific plans, target companies, target industries, or size of target companies.

3. We note your disclosure that "Management **has already acknowledged** in the Company's financial statements that management's current 'plan' will not reap the tax benefits of a substantial majority of the NOL's" (emphasis in original). You also state that the company's management has estimated that the company will "not likely have enough taxable income to unlock the full NOL value." We note that the language in the referenced quarterly report cited in your footnote (related to the first quoted portion of your disclosure) appears to provide an explanation for the valuation allowance the company has placed on the NOLs. Please revise your disclosure to more closely follow the substance of the company's disclosure.

4. We note your disclosure that "senior management is worth $2.2 million annually." Please tell us, with a view toward revised consideration, how you calculated the amount, how many individuals are included in the total amount, and whether this refers to cash compensation or to cash and non-cash compensation, and, in the case of non-cash compensation, whether it includes unvested equity awards.

5. You state that "management has little incentive to do anything other than take its time executing its 'strategic' plan" and that you 'fear that as a result, an even greater share of the Company's assets will be used to line management's pockets…" Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us support for the referenced disclosure and avoid similar statements in future filings.

6. We note the graph you presented and labeled as a "disturbing trend." It is unclear how the compensation of management over time is correlated to the market price of the company's stock over the same period. In this respect, it is also unclear how the stock price milestones on the left of the graph are related to the compensation milestones on the right of the graph (i.e., why is the stock price of $.60 per share, for example, lined up with a level of management compensation of approximately $1.75 million?). Please revise your disclosure to explain.

7. We note your disclosure that your nominees do not intend to maintain or create long-term jobs for senior management. Please revise to explain whether it is customary for a company to be managed in the absence of senior managers who, apparently, would not have job security through employment agreements.

James R. Cummins, Esq.
Waite, Schneider, Bayless & Chesley Co. L.P.A.
July 2, 2012
Page 3

   Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        /s/ Daniel F. Duchovny
        Daniel F. Duchovny
        Special Counsel
        Office of Mergers and Acquisitions